UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25
                                                              SEC FILE NUMBER
                         NOTIFICATION OF LATE FILING              0-22813

                               FORM 10-QSB                     CUSIP NUMBER
                                                                649819 10 5


                 For Period Ended:  June 30, 2002


[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]


PART I - REGISTRANT INFORMATION


                            Centerpoint Corporation
                     -------------------------------------
                            Full Name of Registrant



                       18 East 50th Street, 10th Floor
           --------------------------------------------------------
           Address of Principal Executive Office (Street and Number)


                           New York, New York 10002
                         ----------------------------
                           City, State and Zip Code




PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     During the past six months the Company has been working to bring its filings under the 1934 Act current. On July 26, 2002, the Company filed its Report on Form 10-QSB for the quarter ended March 31, 2002. Since that time, the Company has been working diligently to complete the Form 10-QSB for the quarter ended June 30, 2002. However, the Company has not been able to complete the preparation of the report in sufficient time to allow the Company's new auditors to complete their review prior to the current filing deadline.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

           David Fuller                        (212)  758-6622
     ------------------------            -----------------------------
             (Name)                      (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the Registrant was required to file such
     reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes   [ ]No

     During the six months ended June 30,2002, the Company had net income of approximately $1,711,000 as compared to net income of $130,000 during the same period in 2001. The increased net income is due to income of $3,826,000 recorded for the assignment of a claim in connection with the acquisition of shares of common stock of Bion Environmental Technologies, Inc. in January 2002.

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                            Centerpoint Corporation
                 -------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                             Centerpoint Corporation


                             By: /s/ David Fuller
                                 ------------------------------------------
                                 David Fuller, Principal Accounting Officer
Date:  August 14, 2002

[ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]